NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION REPORTS
RESULTS FOR SECOND QUARTER OF FISCAL 2011

Lagrangeville, New York***November 10, 2010***Command Security Corporation (NYSE Amex: MOC) announced today its financial results for its second fiscal quarter of 2011 ended September 30, 2010.

For the three months ended September 30, 2010, revenues decreased 1.4% to $36,944,398, compared with revenues of $37,474,872 in the same period of the prior year.  Operating income for the three months ended September 30, 2010 decreased 15.5% to $961,206, compared with $1,137,251 in the same period of the prior year.  Net income decreased 16.7% to $467,785, or $0.04 per basic and diluted share, compared with $561,697, or $0.05 per basic and diluted share in the same period of the prior year.

For the six months ended September 30, 2010, revenues increased 0.9% to $73,180,566, compared with revenues of $72,542,756 in the same period of the prior year.  Operating income for the six months ended September 30, 2010 increased 22.2% to $1,878,915, compared with $1,537,620 in the same period of the prior year.  Net income increased 26.2% to $909,960, or $0.08 per basic and diluted share, compared with $720,917, or $0.07 and $0.06 per basic and diluted share, respectively, in the same period of the prior year.

The decrease in revenues for the three months ended September 30, 2010 was due primarily to:  (i) the loss of revenues associated with skycap, wheelchair, cargo, security and baggage handling services previously provided to Delta Air Lines (“Delta”) at John F. Kennedy International Airport (“JFK”) and (ii) reductions in service hours and rates of certain security services customers.  The decrease in our revenues was partially offset by:  (i) increased revenues associated with an expansion of services provided under a contract with a major transportation company and (ii) expansion of services provided to new and existing security customers and several airlines.

The increase in revenues for the six months ended September 30, 2010 was due primarily to:  (i) a full six months of revenues in the current year period related to a contract that commenced at various dates during the prior year period to provide security services to a major transportation company and (ii) expansion of services provided to new and existing customers as described above.  The increase in our revenues was partially offset by:  (i) the loss of revenues associated with a contract with Delta at JFK as noted above; (ii) reduced demand for our services from several of our airline customers that we believe is primarily related to trends in the aviation industry toward reduced capacity and (iii) reductions in service hours and rates of certain security services customers.

The decrease in operating and net income for the three months ended September 30, 2010 compared to the corresponding periods of the prior fiscal year was due mainly to:  (i) the loss of Delta skycap, wheelchair, cargo, security and baggage handling services at JFK as noted above and (ii) higher wage and related benefit rates at Los Angeles International Airport (“LAX”) resulting from local living wage ordinances and a collective bargaining agreement which we were not able to fully recover through increases to our customer billing rates during the current year period.  The decrease in operating and net income was partially offset by expansion of services provided to new and existing security customers and several airlines as discussed above.

The increase in operating and net income for the six months ended September 30, 2010 compared to the corresponding period of the prior fiscal year was due mainly to:  (i) a full six months of operations under a contract that commenced at various dates during the prior year period to provide security services to a major transportation company and (ii) expanded security services provided to new and existing customers as described above.  The increase in operating and net income was partially offset by: (i) the loss of the Delta contract at JFK as noted above and (ii) higher wage and related benefit rates at LAX as noted above.

Commenting on the results from the second fiscal quarter of 2010, Edward S. Fleury, Chief Executive Officer of Command Security, stated, “While our comparables for the quarter were unfavorably impacted by the loss of a large aviation services contract, we were pleased with our organic sales growth in security services.  Despite a persistently challenging economic environment, we are aggressively participating in new business opportunities and expect such efforts to be rewarded during the second half of our fiscal year.  We take great pride in the quality and consistency of our service delivery which reflects the ongoing efforts and dedication of our employees to manage through a tough environment by capitalizing on our business strengths and assets.  Going forward, Command is focused on creating additional value for customers with innovative products and services that are cost effective and improve overall service quality.”

Barry I Regenstein, President of Command Security, stated, “Continued growth and value enhancement for our customers and shareholders remain our primary objectives.  As always, we are pursuing growth opportunities while continuing to tightly manage expenses.  The scalability of our financial model continues to provide us with the resources to explore and invest in profitable organic growth and strategic acquisition opportunities.  We remain committed to delivering strong financial performance to grow profitably and ultimately increase value to our shareholders.”

About Command Security Corporation

Command Security Corporation provides uniformed security officers, aviation security services and support security services to commercial, financial, industrial, aviation and governmental customers throughout the United States.  We safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today.  By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns.  We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security.  Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees.  For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company.  Such forward-looking statements by their nature involve a degree of risk and uncertainty.  The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2010, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission.  You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended September 30, (Unaudited)		Six Months Ended September 30, (Unaudited)
	2010	2009	2010	2009

Revenues	$36,944,398	$37,474,872	$73,180,566	$72,542,756

Operating income	961,206	1,137,251	1,878,915	1,537,620

Other expense	88,421	123,554	178,955	239,703

Provision for income taxes	405,000	452,000	790,000	577,000

Net income	$467,785	$561,697	$909,960	$720,917

Net income per common share
Basic	$0.04	$0.05	$0.08	$0.07
Diluted	$0.04	$0.05	$0.08	$0.06

Weighted average number of common shares outstanding
Basic	10,872,098	10,824,652	10,872,098	10,824,652
Diluted	11,099,174	11,262,657	11,126,805	11,270,334

Balance Sheet Highlights	September 30, 2010	March 31, 2010
	(Unaudited)	(Audited)

Cash	$1,672,436	$1,211,948
Accounts receivable	22,344,682	23,131,801
Total current assets	26,154,314	28,540,443
Total assets	34,324,569	36,715,081
Total current liabilities	15,775,179	19,116,985
Short-term debt	8,000,000	10,995,744
Total liabilities	16,391,315	19,931,846
Stockholders’ equity	17,933,254	16,783,235
Total liabilities and stockholders’ equity	$34,324,569	$36,715,081